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                           June 28, 2023

       Terrance Coyne
       Chief Financial Officer
       Royalty Pharma plc
       110 East 59th Street
       New York, NY 10022

                                                        Re: Royalty Pharma plc
                                                            Form 10-K for the
period ended December 31, 2022
                                                            Filed February 15,
2023
                                                            File No. 001-39329

       Dear Terrance Coyne:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the period ended December 31, 2022

       Non-GAAP Financial Results, page 68

   1. In order to get a better understanding of your non-GAAP measures and presentation, please address the
following in your response and in proposed revised disclosure as applicable:
                                                            As Total royalty
receipts does not appear to be the most directly comparable GAAP-
                                                             basis measure for
your non-GAAP measures, please tell us how your presentation complies with Item
10(e)(1)(i)(B) of Regulation S-K.
                                                            On page 53, you
state that Adjusted EBITDA, which is derived from Adjusted Cash
                                                             Receipts, is used
by your lenders to assess your ability to meet your financial covenants. You
also note on page 73 that Adjusted EBITDA is critical to the assessment of the
company's liquidity. In this regard in future filings,
                                                               o  relocate your
presentations of Adjusted EBITDA to your Liquidity and Capital
                                                                  Resources
section, and
 Terrance Coyne
Royalty Pharma plc
June 28, 2023
Page 2
                 orevise the presentation for the calculation of Adjusted EBITDA to more strictly reflect its definition as found in the credit agreement. Refer to Question 102.09 of the Compliance & Disclosure
Interpretations regarding Non-
         GAAP Financial Measures.


2. With regards to each of your reconciliations provided on page 74, please address the following:
             Explain the apparent inconsistencies with regards to certain reconciling items in your non-GAAP measures. For example, we note that you present proceeds from available for sale debt securities as a reconciling item however you do not include purchases of available for sale debt securities in the reconciliation.
             In addition, certain adjustments to these non-GAAP liquidity measures appear to be inconsistent with Item 10(e)(1)(ii)(A) of Regulation S-K. Please advise.
             With regards to your non-GAAP measure, Adjusted Cash Flow, please more clearly explain what this measure represents and how you determined its presentation complies with Item 10(e)(1)(i)(C) of Regulation S-K.

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Sasha Parikh at 202-551-3627 or Kevin Vaughn at 202-551-3494 with any questions.



FirstName LastNameTerrance Coyne                              Sincerely,
Comapany NameRoyalty Pharma plc
                                                              Division of
Corporation Finance
June 28, 2023 Page 2                                          Office of Life
Sciences
FirstName LastName